HILASAL HILASAL MEXICANA S.A.B. DE C.V.

2007 Third Quarter Report October 2007

Increase on exportation sales, during the last eight quarters.

- **Commentaries of the Quarter**

Values US Legal Currency

The suspension of natural gas supply caused by the attacks to Pemex facilities during July and September affected the company's operation.
The total sales increased 1.6%
The export sales grew 9.2% showing during the last eight quarters increases against the same quarter of last year.
The domestic market represents a decrease of 2.7%.
The financial debt decreased in 4.3% in the quarter and presents a profile of 35.3%. short term and 64.7% large term.

- **Resulted Balance 3Q07 vs 3Q06 (July-September)**

The total sales were affected due the economic deceleration in Mexico and the United States, as well as the attacks to Pemex facilities. This quarter increased 1.6% in dollars, decreasing 4.6% in volume and 0.7% in pesos.

The national sales decreased 8.7% in volume, 2.7% in dollars, and 5.0% in pesos.

The export sales increased 2.4% in volume, 9.2% in dollars and 6.9% in pesos.

The gross margin by higher participation of export market sales it's located in 24.0% against the 25.2% in the same period of 2006.

The operational profit represents 7.7% of the sales compared with the 8.6% during the 3Q06.

Other Net, Profits and expenses

In 2007 Costs were registered due the suspension of natural gas caused by the attacks to Pemex facilities. In 2006 expenses of installed capacity not considered in the standard cost were registered.

Integral Cost of Financing

The integral cost of financing was $5.1 million pesos during 3Q07 comparing to the ($0.9) million pesos during the 3Q06.

The paid interests increased 12.5% in dollars or 10.3% in pesos due to the debt increment. The net interest against the sales represents 4.3 compared to the 3.9% during the 3Q06. The loan average annual rate was 7.40% in dollars.

The exchange parity in the 3Q07 resulted in loss of $2.7 Million compared with the profit of $1.4 Million pesos in the 3Q07

Profit taxes
It was recognized the tax derived from the ISR.

Net Profit
The results of the quarter reflect profit of $554 Thousand pesos, compared to the $4.5 Million pesos profit of the 3Q06.

- **Last 12 months results 2007 vs 2006 (October -September)**

The total amount of sales increased 4.6% in volume, 7.3% in dollars and 4.5% in pesos.
The national sales decreased 4.8% in volume, 3.4% in dollars and 5.9% in pesos.
The export sales increased 21.1% in volume, 27.7% in dollars and 24.4% in pesos. The incorporation of new export programs from the 2Q05 have registered during the last eight months, export sales increase against the same quarter of last year.
The gross margin decreased from 23.9% to 23.7%.
The general expenses improved 0.7 points passing from 16.7% to 16.0% over sales.
The administration expenses improved proportionally regarding the sales passing from 7.9% in 2006 to 7.8% in 2007.
The operational margin increased 0.4 points passing from 7.3% to 7.7%.

Other Net Profit and expenses.
Up to December 2006, this item reflects principally the expenses with install capacity not used and not included in the standard cost. In 2007, due the Bulletin NIF-B-3 of financial information rules, the abovementioned shall be included in the sales costs. During the third quarter 2007 there were registered the expenses due the suspension of natural gas caused by the attacks against Pemex facilities.

Integral Cost of Financing
The integral cost of financing in 2007 represented $12.2 million pesos comparing the $13.6 million pesos in 2006.
The interests paid increased 17.7% passing from $15.3 to $18.0 million pesos. In dollars the increase was from $1.3 million to $1.6 million.
The net interest in sales represents the 4.0% in 2007 comparing the 3.6% in 2006.
The exchange parity represented a profit of $269 Thousand pesos in 2007 comparing the $3.0 million pesos in 2006.

Profit Taxes
Herein it is registered the ISR and differed ISR provisions.

Net Profit
The net profit represents an increase of 91.6% due the sales, gross utility and operative utility increment. The net margin represents the 3.1% of the sales.

- **Balance as of September 30th, 2006 vs. September 30th, 2006.**

From September 2006 to September 2007 the peso appreciated 0.6% against the dollar and the inflation was of 3.8%. These effects generate variations comparing the amounts in terms of pesos and dollars.

The total assets increased 4.7% in pesos or9.4% in dollars. The portfolio increased 15.6% in pesos and 20.9% in dollars.

The fixed assets increased 1.1% in pesos and increased 5.7% in dollars.

The total liabilities increased 5.2% in pesos and 10.0% in dollars. Due the investments performed during the 4Q05, and adjustment of the working capital to the current sales, the debt with cost increased 9.4% in order to be located in US$ 18.8 Million, having the company a relation of the liability with capital cost of 64.5%.

General Issues.

The company maintains before the SHCP its criteria of being freely administrated through an Executive Committee.

There has not been issued any resolution regarding the legal defense procedure of a fiscal credit of an amount of $8 million pesos derived by the thread import in which customs issued a favorable resolution to Hilasal.

The suspension of natural gas supply caused by the attacks to Pemex facilities during July and Septmeber affected temporally the Company's operation. The company implemented emergent programs which included the equipment calibration in order to operate with natural gas as well as with LP gas in some process. Additional journeys were implemented in order to retrieve part of its lost production due lack of raw material. The company considers that has performed enough actions in order to minimize the impact caused by future events.

It was renewed for 1 year the agreement with Disney for the use of cartoon characters in towel printing. The agreement included the designs of the movies: Hannah Montana, High School Musical and Wall-E.

The company's stock exchange index moved from place 107 in June to place 109 in September 2007.

Hilasal

MEXICANA S.A.B. DE C.V.

Third Quarter Report 2007

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 3 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

AT SEPTEMBER 30 OF 2007 AND 2006 NOT CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	652,257	100	623,203	100
s02	CURRENT ASSETS	255,655	39	227,337	36
s03	CASH AND SHORT-TERM INVESTMENTS	2,189	0	114	0
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	116,417	18	100,709	16
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	12,086	2	10,645	2
s06	INVENTORIES	124,963	19	115,869	19
s07	OTHER CURRENT ASSETS	0	0	0	0
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	388,396	60	384,021	62
s13	LAND AND BUILDINGS	181,212	28	180,401	29
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	635,186	97	600,253	96
s15	OTHER EQUIPMENT	109,693	17	106,739	17
s16	ACCUMULATED DEPRECIATION	539,023	83	508,448	82
s17	CONSTRUCTION IN PROGRESS	1,328	0	5,076	1
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	8,206	1	11,845	2
s19	OTHER ASSETS	0	0	0	0
s20	TOTAL LIABILITIES	332,904	100	316,365	100
s21	CURRENT LIABILITIES	137,388	41	102,871	33
s22	SUPPLIERS	40,244	12	34,757	11
s23	BANK LOANS	72,741	22	48,875	15
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	12,978	4	11,934	4
s26	OTHER CURRENT LIABILITIES WITHOUT COST	11,425	3	7,305	2
s27	LONG-TERM LIABILITIES	133,208	40	148,004	47
s28	BANK LOANS	133,208	40	148,004	47
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	62,308	19	65,490	21
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	319,353	100	306,838	100
		0	0	0	0
		0	0	0	0
s36	CONTRIBUTED CAPITAL	245,845	77	244,862	80
s79	CAPITAL STOCK	195,482	61	194,700	63
s39	PREMIUM ON ISSUANCE OF SHARES	50,363	16	50,162	16
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	73,508	23	61,976	20
s42	RETAINED EARNINGS AND CAPITAL RESERVES	378,544	119	363,463	118
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(305,036)	(96)	(301,487)	(98)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	2,189	100	114	100
s46	CASH	2,107	96	64	56
s47	SHORT-TERM INVESTMENTS	82	4	50	44
s07	OTHER CURRENT ASSETS	0	0	0	0
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	8,206	100	11,845	100
s48	DEFERRED EXPENSES (NET)	8,206	100	11,845	100
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	137,388	100	102,871	100
s52	FOREIGN CURRENCY LIABILITIES	103,089	75	57,773	56
s53	MEXICAN PESOS LIABILITIES	34,299	25	45,098	44
s26	OTHER CURRENT LIABILITIES WITHOUT COST	11,425	100	7,305	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	2,581	23	2,772	38
s68	PROVISIONS	3,605	32	2,847	39
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	5,239	46	1,686	23
s27	LONG-TERM LIABILITIES	133,208	100	148,004	100
s59	FOREIGN CURRENCY LIABILITIES	133,208	100	148,004	100
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	62,308	100	65,490	100
s66	DEFERRED TAXES	60,866	98	64,313	98
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	1,442	2	1,177	2
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	195,482	100	194,700	100
s37	CAPITAL STOCK (NOMINAL)	48,417	25	48,417	25
s38	RESTATEMENT OF CAPITAL STOCK	147,065	75	146,283	75

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 3 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	378,544	100	363,463	100
s93	LEGAL RESERVE	23,453	6	22,882	6
s43	RESERVE FOR REPURCHASE OF SHARES	8,431	2	8,551	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	339,558	90	329,076	91
s45	NET INCOME FOR THE YEAR	7,102	2	2,954	1
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(305,036)	100	(301,487)	100
s70	ACCUMULATED MONETARY RESULT	(138,361)	45	(135,190)	45
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(95,722)	31	(95,626)	32
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(70,953)	23	(70,671)	23
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

BALANCE SHEETS

NOT CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	118,267	124,466
s73	PENSIONS AND SENIORITY PREMIUMS	1,441	1,177
s74	EXECUTIVES (*)	10	10
s75	EMPLOYEES (*)	250	237
s76	WORKERS (*)	717	633
s77	OUTSTANDING SHARES (*)	130,002,146	130,113,346
s78	REPURCHASED SHARES (*)	9,437,854	9,326,654
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXÇHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	331,733	100	315,461	100
r02	COST OF SALES	254,045	77	239,214	76
r03	GROSS PROFIT	77,688	23	76,247	24
r04	GENERAL EXPENSES	52,200	16	52,957	17
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	25,488	8	23,290	7
r08	OTHER INCOME AND (EXPENSE), NET	(2,039)	(1)	(5,375)	(2)
r06	COMPREHENSIVE FINANCING RESULT	(13,669)	(4)	(13,768)	(4)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	9,780	3	4,147	1
r10	INCOME TAXES	2,678	1	1,193	0
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	7,102	2	2,954	1
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET INCOME	7,102	2	2,954	1

MEXICAN STOCK EXÇHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

STATEMENTS OF INCOME

NOT CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	331,733	100	315,461	100
r21	DOMESTIC	196,215	59	210,728	67
r22	FOREIGN	135,518	41	104,733	33
r23	TRANSLATED INTO DOLLARS (***)	12,205	4	9,165	3
r08	OTHER INCOME AND (EXPENSE), NET	(2,039)	100	(5,375)	100
r49	OTHER INCOME AND (EXPENSE), NET	(2,039)	100	(5,375)	100
r34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	COMPREHENSIVE FINANCING RESULT	(13,669)	100	(13,768)	100
r24	INTEREST EXPENSE	13,769	(101)	11,433	(83)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	36	0	68	0
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	(2,798)	20	(4,887)	35
r28	RESULT FROM MONETARY POSITION	2,862	(21)	2,484	(18)
r10	INCOME TAXES	2,678	100	1,193	100
r32	INCOME TAX	6,073	227	4,361	366
r33	DEFERRED INCOME TAX	(3,395)	(127)	(3,168)	(266)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	366,915	355,093
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	444,700	425,549
r39	OPERATING INCOME (**)	34,398	30,891
		0	0
r41	NET INCOME (**)	13,790	7,199
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	21,827	22,133

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

FROM JULY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	103,777	100	104,540	100
rt02	COST OF SALES	78,841	76	78,194	75
rt03	GROSS PROFIT	24,936	24	26,346	25
rt04	GENERAL EXPENSES	16,936	16	17,316	17
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	8,000	8	9,030	9
rt08	OTHER INCOME AND (EXPENSE), NET	(2,166)	(2)	(1,688)	(2)
rt06	COMPREHENSIVE FINANCING RESULT	(5,084)	(5)	(982)	(1)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	750	1	6,360	6
rt10	INCOME TAXES	196	0	1,835	2
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	554	1	4,525	4
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET INCOME	554	1	4,525	4

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

NOT CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	103,777	100	104,540	100
rt21	DOMESTIC	63,845	62	67,200	64
rt22	FOREIGN	39,932	38	37,340	36
rt23	TRANSLATED INTO DOLLARS (***)	3,608	3	3,303	3
rt08	OTHER INCOME AND (EXPENSE), NET	(2,166)	100	(1,688)	100
rt49	OTHER INCOME AND(EXPENSE), NET	(2,166)	100	(1,688)	100
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	COMPREHENSIVE FINANCING RESULT	(5,084)	100	(982)	100
rt24	INTEREST EXPENSE	4,547	(89)	4,121	(420)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	15	0	16	(2)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	(2,739)	54	1,464	(149)
rt28	RESULT FROM MONETARY POSITION	2,187	(43)	1,659	(169)
rt10	INCOME TAXES	196	100	1,835	100
rt32	INCOME TAX	2,024	1033	1,645	90
rt33	DEFERRED INCOME TAX	(1,828)	(933)	190	10

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	7,267	7,474

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 3 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	NET INCOME	7,102	2,954
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	19,227	19,881
c03	RESOURCES FROM NET INCOME FOR THE YEAR	26,329	22,835
c04	RESOURCES PROVIDED OR USED IN OPERATION	(6,599)	(13,423)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	19,730	9,412
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(2,633)	4,870
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(6,858)	(6,578)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(9,491)	(1,708)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(8,981)	(14,863)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,258	(7,159)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	931	7,273
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,189	114

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	19,227	19,881
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	21,827	22,133
c41	+ (-) OTHER TEMS	(2,600)	(2,252)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(6,599)	(13,423)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(8,707)	7,684
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(7,763)	(14,745)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	1,193	(5,653)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	2,621	2,891
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	6,057	(3,600)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(2,633)	4,870
c23	+ BANK FINANCING	(2,633)	4,870
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(6,858)	(6,578)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(6,748)	(6,315)
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	(110)	(263)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(8,981)	(14,863)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	8,903	(13,525)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(17,884)	(1,338)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 3 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

DATA PER SHARE

NOT CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.11		$ 0.05	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 0.00		$ 0.00	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 2.46		$ 2.27	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	0.55	times	0.47	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	12.73	times	20.13	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 3 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

RATIOS

NOT CONSOLIDATED Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	2.14	%	0.93	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	4.31	%	2.34	%
p03	NET INCOME TO TOTAL ASSETS (**)	2.11	%	1.15	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	40.29	%	84.08	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.68	times	0.68	times
p07	NET SALES TO FIXED ASSETS (**)	1.14	times	1.10	times
p08	INVENTORIES TURNOVER (**)	2.71	times	2.79	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	82.39	days	74.95	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.77	%	7.79	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	51.03	%	50.76	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.04	times	1.03	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	70.98	%	65.04	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	34.29	%	38.54	%
p15	OPERATING INCOME TO INTEREST PAID	1.85	times	2.03	times
p16	NET SALES TO TOTAL LIABILITIES (**)	1.33	times	1.34	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.86	times	2.20	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.95	times	1.08	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.76	times	0.71	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	1.59	%	0.11	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	7.93	%	7.23	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.98)	%	(4.25)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	1.43	times	0.82	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	27.74	%	(285.12)	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	72.25	%	385.12	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(99.13)	%	90.99	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Crecimiento en ventas exportación por octavo trimestre consecutivo

***Comentarios del Trimestre
Valores en término de dólares

- La suspensión del suministro de gas natural derivado de los atentados a instalaciones de Pemex en los meses de Julio y Septiembre afectó a la empresa en su operación.

- Las ventas totales se incrementan 1.6%.

- La venta de exportación crece 9.2% presentando ocho trimestres consecutivos de incrementos con respecto al mismo trimestre del año anterior.

- La venta en el mercado nacional disminuye 2.7%.

- La deuda financiera se reduce 4.3% en el trimestre y presenta un perfil de 35.3% corto plazo y 64.7% largo plazo.

*** Estado de Resultados 3T07 vs 3T06 (julio- septiembre)

Las ventas totales fueron afectadas por la desaceleración económica en México y Estados Unidos, asi como por los atentados a instalaciones de Pemex. Este trimestre crecieron 1.6% en dólares, disminuyendo 4.6% en volumen y 0.7% en pesos.

La venta nacional se reduce 8.7% en volumen, 2.7% en dólares y 5.0% en pesos 5.0%.

Las ventas en exportación se incrementan 2.4% en volumen, 9.2% en dólares y 6.9% en pesos.

El margen bruto por mayor participación de ventas del mercado de exportación se ubica en 24.0% respecto del 25.2% en el mismo periodo de 2006.

Los gastos generales se reduce 0.1 puntos con respecto a ventas y se ubican en 16.4%. Los gastos de venta se reducen 7.3% en términos reales y representan el 8.2% en comparación al 8.7% del 3T-06. Los gastos de administración representan el 8.2% respecto a ventas en comparación al 7.8% del 3T-06.

La utilidad operativa representa 7.7% de la venta comparada con 8.6% al 3T-06.

La UAFIDA se ubicó en 14.7% sobre ventas comparada con 15.8% al 3T-06.

Otros Ingresos y Gastos, neto
Para 2007 se registran los costos incurridos por la suspensión de gas natural derivado de los atentados a las instalaciones de Pemex. En 2006 se registraron gastos de capacidad instalada no considerada en el costo estándar.

Resultado Integral de Financiamiento
El resultado integral de financiamiento fue de $5.1 millones de pesos en el 3T-07 en comparación a $0.9 millones de pesos en el 3T-06.

Los intereses pagados aumentaron 12.5% en dólares o 10.3% en pesos por incremento en deuda. Los intereses netos con respecto a ventas representan el 4.3% en comparación del 3.9% al 3T-06. La tasa anualizada promedio de préstamos fue de 7.40% en dólares.

La paridad cambiaria al 3T-07 resultó en pérdida por $2.7 millones comparada con utilidad de $1.4 millones de pesos al 3T-06.

El Repomo al 3T-07 fue favorable por $2.1 millones de pesos en comparación con $1.6 millones de pesos al 3T-06.

Impuestos a la utilidad
Se reconoce el impuesto derivado del ISR.

Utilidad Neta
Los resultados del trimestre presentan utilidad de $554 mil pesos que se comparan con utilidad de $4.5 millones al 3T-06.

*** Resultados Últimos Doce Meses 2007 vs 2006 (octubre - septiembre)

Las ventas totales se incrementaron 4.6% en volumen, 7.3% en dólares y 4.5% en pesos.

Las ventas nacionales disminuyen 4.8% en volumen, 3.4% en dólares y 5.9% en pesos.

Las exportaciones se incrementaron 21.1% en volumen, 27.7% en dólares y 24.4% en pesos. La incorporación de nuevos programas de exportación a partir del 4T05 han permitido registrar por octavo trimestre consecutivo incremento en la venta de exportación con respecto al mismo trimestre del año anterior.

El margen bruto pasa del 23.9% al 23.7%.

Los gastos generales mejoran 0.7 puntos porcentuales al pasar del 16.7% al 16.0% sobre ventas. Los gastos de venta se reducen 0.6 puntos al pasar del 8.8% sobre ventas en 2006, al 8.2% en 2007. Los gastos de administración mejoran su proporción con respecto a ventas al bajar de 7.9% en 2006 al 7.8% en 2007.

El margen de operación crece 0.4 puntos al pasar de 7.3% al 7.7%.

La UAFIDA representó el 14.3% con respecto a ventas, en comparación del 14.1% del 2006 y registró un incremento de 6.5% y 10.6% en pesos y dólares respectivamente.

Otros ingresos y gastos, neto
Hasta diciembre del 2006, este rubro refleja principalmente gastos por capacidad instalada no utilizada no incluidos en el costo estándar. Por la entrada en vigor de la NIF B-3 de Normas de Información financiera en 2007, esta partida se incluye en el costo de ventas. En el tercer trimestre de 2007 se registran los gastos incurridos por la suspensión de gas natural derivado de los atentados a las instalaciones de Pemex.

Resultado Integral de Financiamiento

El resultado integral de financiamiento en el 2007 representó $12.2 millones pesos en comparación de $13.6 millones de pesos en el ejercicio 2006.

Los intereses pagados se incrementan 17.7% al pasar de $15.3 a $18.0 millones de pesos. En término de dólares aumentaron de $1.3 millones a $1.6 millones. Los intereses netos en su relación a ventas representan el 4.0% en 2007 en comparación a 3.6% de 2006.

La cobertura UAFIDA a intereses pagados fue de 3.5 veces.

La paridad cambiaria representó una utilidad por $269 mil pesos en el 2007 comparado con pérdida por $3.0 millones al 2006.

El Repomo en el 2007 fue de ($5.4) millones de pesos, comparado con ($4.5) millones de pesos del 2006.

Impuestos a la utilidad

En este rubro se registran las provisiones de ISR e ISR diferido.

Utilidad Neta

La utilidad neta presenta un crecimiento del 91.6% derivado de los incrementos en ventas, utilidad bruta y utilidad operativa. El margen neto representa el 3.1% de la venta.

**** Balance al 30 de septiembre 2007 vs 30 de septiembre 2006.

De septiembre del 2006 a septiembre del 2007 el peso se apreció 0.6% con respecto al dólar y la inflación fue del 3.8%. Estos efectos generan variación al comparar las cifras en términos de pesos y dólares.

Los activos totales se incrementan 4.7% en pesos o 9.4% en dólares. La cartera aumenta 15.6% en pesos y 20.9% en dólares. Los inventarios se incrementaron 7.8% en pesos o 12.8% en dólares por su adecuación a los niveles actuales de venta. El activo fijo aumentó 1.1% en pesos y 5.7% en dólares.

El pasivo total se incrementa 5.2% en pesos y 10.0% en dólares. Por las inversiones realizadas en el cuarto trimestre del 2006 y la adecuación del capital de trabajo al nivel actual de ventas, la deuda con costo se incrementa 9.4% para ubicarse en US$ 18.8 millones, teniendo la empresa una relación de Pasivo con Costo a Capital de 64.5%.

El capital contable pasó de $306.8 a $319.3 millones. La cuenta de insuficiencia en la actualización del capital se incrementó $3.2 millones de pesos. El resultado neto enero a septiembre 2007 asciende a $7.1 millones de pesos.

**** Asuntos Generales

La empresa mantiene ante la SHCP su criterio de administrarse libremente a través de un Comité Ejecutivo.

La Unidad de Prácticas Comerciales Internacionales de la Secretaria de Economía aún no emite fallo respecto a la denuncia presentada por Hilasal Mexicana sobre el caso de elusión del pago de cuota compensatoria sobre la importación de tela en rollo de toalla estampada procedente de China.

No se ha emitido resolución respecto al proceso jurídico de defensa por un crédito fiscal por un monto de $8 millones de pesos derivado de la importación de hilo,, y del cual Aduanas emitió resolución favorable a Hilasal.

La suspensión del suministro de gas natural derivado de los atentados a las instalaciones de Pemex en los meses de Julio y Septiembre afectó temporalmente la operación de la empresa. La compañía implementó programas emergentes que incluyeron la calibración de equipos a fin de operar tanto con gas natural como con gas LP en algunos de sus procesos. Se implementaron jornadas adicionales de trabajo para recuperar parte de la producción perdida por falta del insumo. La empresa considera que ha realizado los cambios suficientes para minimizar el impacto en eventos futuros.

El día 7 de Septiembre como consecuencia de la construcción de un desarrollo habitacional cercano a la planta productiva y a una mala canalización de las aguas pluviales, la empresa se vio afectada por una inundación de algunos procesos productivos. Se realizan las gestiones con la constructora y el ayuntamiento a fin de hacer las adecuaciones correspondientes.

Se renovó por 1 año el contrato de Disney para el uso de sus personajes en el estampado de la toalla. En el contrato se incluyen las propiedades para los diseños de las películas Hannah Montana, High School Musical y Wall-E.

El índice de bursatilidad de la empresa pasó de la posición 107 en junio a la posición

1. - PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

Las políticas contables que sigue la compañía están de acuerdo con las normas de información financiera (NIF) emitidas por el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF), las cuales requieren que la administración efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas de las partidas incluidas en los estados financieros, así como las revelaciones que se deben hacer a través de las notas a los mismos. La administración considera que las estimaciones y supuestos utilizados son los adecuados en las circunstancias, aun cuando su efecto final puede llegar a diferir del efecto previsto en dichas hipótesis

1.1 Bases para la determinación de las cifras

Los estados financieros son formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C. y transferidos al CINIF el 31 de mayo de 2004, en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa, permitiendo así la comparabilidad entre los periodos presentados. La actualización de las cifras se reconoce a través del ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor emitidos por el Banco de México.

Los efectos inflacionarios incorporados están en los siguientes rubros:

- Inventarios y costo de ventas
- Inmuebles, maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.2 Efectivo e inversiones temporales

Se registran a su costo de adquisición, que es similar al valor de mercado. Sus rendimientos se reconocen en los resultados conforme se devenguen.

1.3 Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicio, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

El costo de las primas de antigüedad se determina con la base en cálculos actuariales de acuerdo con lo establecido en el boletín D-3 Obligaciones Laborales de Normas de Información Financiera. Dicho Boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y solo se acepta el método actuarial de cálculo sobre la base de servicios cumplidos con sueldos proyectados.

Los demás pagos basados en su antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan directamente a los resultados en el ejercicio en que se vuelven exigibles.

1.4 Valuación de derechos y obligaciones en moneda extranjera

Las operaciones en moneda extranjera se registran en moneda nacional a los tipos de cambio vigentes cuando se realizan. Los saldos activos o pasivos en dichas monedas se expresan en moneda nacional al tipo de cambio vigente a la fecha de presentación de los Estados Financieros. Las diferencias originadas por las fluctuaciones en el tipo de cambio entre las fechas de concertación de la transacción y las de su liquidación o valuación a la fecha de presentación de Estados Financieros, se registran en los resultados del periodo dentro del resultado integral de financiamiento.

1.5 Inventarios y costo de Ventas

Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

Los inventarios se expresan a su valor actualizado de reposición y producción que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta integrando los costos por Regalías y Fletes conceptos que la empresa identifica directamente con el costo de cada producto y no con la operación de venta de los mismos.

1.6 Inmuebles, Maquinaria y Equipo.

Son registrados a su costo de adquisición y se actualizan al cierre de cada periodo mediante la aplicación de factores de inflación derivados del INPC para los activos de procedencia nacional y al tipo de cambio de la moneda del país origen para los activos de procedencia Extranjera sobre su valor neto de reposición que fue determinado al 31 de Diciembre de 1996 por peritos independientes.

1.7 Determinación de la Depreciación

Es calculada bajo el método de línea recta en función de la vida útil determinada por peritos independientes y el Area técnica de la Compañía. Se determina en dólares americanos y es aplicada a resultados al tipo de cambio de cierre de mes publicado por el Banco de México. Para efectos fiscales se utilizan las tasas señaladas en la Ley del Impuesto sobre la Renta.

La depreciación considera aquellos equipos en los que debe reconocerse un Valor Residual contable al termino de su vida útil estimada al considerar que pudieran tener un Valor de Rescate en el mercado en caso de su realización.

1.8 Capitalización del Resultado Integral de Financiamiento (RIF)

La NIF D-6 vigente a partir del 01 de Enero 2007 norma la capitalización del RIF atribuible a ciertos activos cuya adquisición requiere de un periodo sustancial (prolongado) antes de su uso intencional. El RIF directamente atribuible a la adquisición de activos calificables debe capitalizarse formando parte del costo de inversión de esos activos.

La compañía capitaliza desde Junio 2006 la parte proporcional de los Intereses devengados a cargo derivados de los principales Proyectos de Activos Fijos. En 2007 se continúa con la capitalización del RIF.

La capitalización del Resultado Integral de Financiamiento Incluye: Costo de Intereses, Efecto cambiario y el Resultado por posición monetaria (REPOMO) correspondiente.

1.9 Reserva de Incobrabilidad

Se reconoce una Reserva para aquellas cuentas de recuperación dudosa a través de la cual se aplica a resultados un porcentaje del valor del adeudo de conformidad a los días vencidos según se señala en la Nota No. 12

1.10 Partes Relacionadas

Se consideran partes relacionadas de conformidad con el Boletín C-13 de Normas de Información Financiera aquellas entidades o personas que individual o conjuntamente, directa o indirectamente, (1) ejercen control o influencia significativa sobre ella, (2) estén bajo su control o influencia significativa, o (3) estén bajo el mismo control o influencia significativa que la Compañía.

Se consideran partes relacionadas de la Compañía:
- Otras empresas y personas que tengan directa o indirectamente influencia significativa en el derecho de voto de la Compañía, así como las entidades en las que esas empresas y personas tengan el derecho que les permite influir en el proceso de decisiones.
- Los consejeros, directores y ejecutivos de alto nivel, así como las empresas en las cuales ellos tengan poder de decisión o influencia significativa en las decisiones operacionales y financieras.

Son transacciones con partes relacionadas, la transferencia de efectivo, derechos, bienes o servicios y obligaciones entre las partes independientemente de que sean gratuitas.

Los consejeros, directores y ejecutivos de alto nivel tienen la obligación de enterar al Comité de Prácticas Societarias su relación con otras empresas y personas que pudieran celebrar transacciones con la Compañía para determinar su posible tratamiento como Parte Relacionada.

1.11 Tratamiento contable de impuesto sobre la renta (ISR), impuesto al activo (IA) y de la participación de los trabajadores en las utilidades (PTU) diferidos.

La empresa registra los efectos derivados de las disposiciones contenidas en la NIF D-4, el cual requiere que se reconozcan contablemente los efectos diferidos del ISR y PTU, determinados bajo el método de activos y pasivos, el cual consiste en comparar los valores contables y fiscales de los activos y pasivos, determinándose diferencias temporales a las que se debe aplicar la tasa fiscal correspondiente, mismas que se revertirán contablemente en el futuro; así mismo, se debe de reconocer un activo por impuestos diferidos por las pérdidas fiscales pendientes de amortizar a la fecha del balance.

En Enero de 2007, el CINIF emitió la INIF 4 (Interpretación a las Normas de Información Financiera No. 4) denominada Presentación en el Estado de Resultados de la Participación de los trabajadores en la utilidad en la cual concluyó que la PTU se presentará a partir de 2007 en el rubro de Otros Ingresos y gastos

1.12 Reserva para Recompra de acciones

Corresponde a una reserva proveniente de las utilidades retenidas, creada para la adquisición de acciones representativas del capital social de la Compañía a través de la bolsa de valores, al precio corriente en el mercado, siempre que la compra se realice con cargo al capital contable en tanto pertenezcan dichas acciones a la propia compañía.

La Asamblea General Ordinaria de Accionistas acuerda expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a este fin, en ningún caso exceda el saldo total de las utilidades netas de la compañía, incluyendo las retenidas.

El Consejo de Administración asigna a la o las personas responsables de la adquisición y colocación de acciones propias.

1.13 Utilidad Integral

Es el resultado de la actuación total de la empresa durante el periodo, y está representado por la utilidad neta, más los efectos del resultado por tenencia de activos no monetarios y el ISR diferido, que de conformidad con las NIF aplicables, se llevaron directamente al capital contable.

1.14 Utilidad básica por acción

Se calcula dividiendo la utilidad neta del periodo, entre el promedio ponderado de las acciones en circulación vigentes en el periodo de referencia.

1.15 Insuficiencia en la actualización del capital

Esta cuenta incluye el saldo neto del efecto patrimonial complementario que resultó de la actualización de la información financiera y se integra por el resultado acumulado por posición monetaria y el resultado por tenencia de activos no monetarios.

NOTAS A LOS ESTADOS FINANCIEROS

NOTA 1

La actividad principal de la compañía es la fabricación, compra y venta de toallas y productos similares.

NOTA 02 DE LAS NORMAS DE INFORMACION FINANCIERA

A partir del 1° de Junio de 2004 el Consejo Mexicano para la investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF) asumió la función y la responsabilidad de la emisión de la normatividad contable en México; con anterioridad a esa fecha, esa función y responsabilidad recaía en la Comisión de Principios de Contabilidad (CPC) del

Instituto Mexicano de Contadores Públicos A.C. CINIF sustituyó el término Principios de Contabilidad Generalmente Aceptados (PCGA) por el de Normas de Información Financiera (NIF) y adoptó como NIF los boletines emitidos por la CPC que al 31 de mayo de 2004 se encontraban vigentes y que continuarán en vigor hasta que sean modificados, sustituidos o derogados por nuevas NIF. Al 31 de Diciembre de 2005 CINIF había emitido ocho NIF de la serie A (Marco Conceptual) y la NIF B-1. Las nueve nuevas NIF entraron en vigor a partir del 1° de Enero de 2006. La aplicación de las nuevas NIF no provocó modificaciones significativas en los estados financieros adjuntos ni en sus revelaciones.

NOTA 3 INMUEBLES, PLANTA Y EQUIPO

De conformidad con la NIF C-15 Deterioro en el valor de los activos de larga duración y su disposición, se llevó a cabo una apreciación de los activos referidos con base a un estudio que determina su valor de uso, sin encontrar signos de deterioro que indicaran que fuera necesario ajustar dichos activos porque estuvieran valuados a importes mayores que su precio neto de venta y su valor de uso.

Como parte integrante de este proceso, se llevó a cabo un estudio de la vida útil remanente de la maquinaria y equipo, tomando como base, entre otros elementos, el tipo de industria, la tecnología y las condiciones de mantenimiento, concluyendo que la empresa tiene en uso activos cuya vida productiva ha sido superior a los 10 años y que aún con precios de realización de activos por otras empresas del sector, que a nivel internacional están en proceso de liquidación, la vida útil de estos activos desde su fecha de adquisición, es superior a los plazos que Hilasal Mexicana actualmente estima de 10 años, como base para la determinación de la depreciación de su maquinaria y equipo.

En virtud de que el estudio demuestra que la vida estimada remanente de los activos de larga duración es superior a la vida asignada actualmente, la administración ha decidido incrementar, a partir del ejercicio 2005, la vida útil estimada de estos activos pasando de 10 a 15 años.

La empresa se mantendrá revisando continuamente el valor de uso y estimado de vida útil de sus activos fijos, apegada a principios de contabilidad generalmente aceptados en México

La ampliación de vidas útiles remanentes ha sido analizada, discutida y autorizada por la administración de Hilasal Mexicana, por su Comité de Auditoria y por el contador público independiente responsable de auditar los estados financieros de la empresa.

NOTA 4 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 5 CONTINGENTE

De índole fiscal

La empresa interpuso juicio de amparo contra el costo de ventas y la acumulación del Inventario al 31 de diciembre de 2004, sin que a la fecha se haya obtenido la resolución correspondiente, la empresa seguirá acumulando y deduciendo las partidas señaladas conforme a Ley hasta que el juicio sea resuelto.

La empresa mantiene ante la SHCP su criterio de administrarse libremente a través de un Comité Ejecutivo.

La Unidad de Prácticas Comerciales Internacionales de la Secretaria de Economía aún no emite fallo respecto a la denuncia presentada por Hilasal Mexicana sobre el caso de elusión del pago de cuota compensatoria sobre la importación de tela en rollo de toalla estampada procedente de China.

No se ha emitido resolución respecto al proceso jurídico de defensa por un crédito fiscal por un monto de $8 millones de pesos derivado de la importación de hilo, y del cual Aduanas emitió resolución favorable a Hilasal.

NOTA 6 CAPITAL CONTABLE

El capital contable al 30 de Septiembre de 2007 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A $ 48,417

Actualización $ 147,065

Prima en colocación acciones $ 50,363

Resultados acumulados $ 292,058

Reserva para recompra de acciones $ 8,431

Exceso o insuficiencia $ (234,083)

Resultado del ejercicio $ 7,102

TOTAL CAPITAL CONTABLE $ 319,353

NOTA 7 RESERVA PARA RECOMPRA DE ACCIONES

Al 30 de Septiembre de 2007 el monto autorizado es de $ 29,416 de los cuales se han utilizado a esa fecha $ 20,985

El saldo al 30 de Septiembre de 2007 asciende a $ 8,431

Durante el 3er Trimestre 2007 se efectuaron las siguientes operaciones:

Compra de 70,000 acciones
Venta de 110,000 acciones

NOTA 8 CAPITALIZACION DEL RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

Durante el 3er Trimestre 2007, se llevó a cabo la capitalización de intereses a cargo, efecto cambiario y Resultado por Posición Monetaria atribuibles a los Proyectos de Activo Fijo calificables, los importes capitalizados se muestran a continuación:

RIF Capitalizado:

	1er T-07	2do T-07	3er T-07	Totales
Intereses pagados	299	321	118	738
Paridad cambiaria	225	(240)	173	158
Repomo	(109)	51	(41)	(99)
Total	415	132	250	797

NOTA 9 RESULTADO INTEGRAL DE FINANCIAMIENTO NETO

	Devengado	Capitalizado		Neto en Resultados
Intereses pagados	14,507	(738)		$ 13,769
Intereses a favor	(36)	__		(36)
Intereses netos	14,471	(738)	$ 13,733	
Efecto paridad cambiaria	2,956	158		$ 2,798
REPOMO	(2,961)	99		$ (2,862)
TOTAL COSTO	14,466	(797)		$ 13,669

NOTA 10 UTILIDAD (PERDIDA) DE OPERACIONES DISCONTINUADAS

NOTA 11 RESULTADOS NETOS MENSUALES

Periodo	Resultado Neto	INPC Aplicado
Diciembre 01	29,335	97.3540
Diciembre 02	13,993	102.9040
Diciembre 03	664	106.9960
Diciembre 04	7,515	112.55
Diciembre 05	16,859	116.3010
Diciembre 06	9,428	121.0150
Enero 07	-1,183	121.6400
Febrero 07	883	121.9800
Marzo 07	4,453	122.2440
Abril 07	-2,923	122.171
Mayo 07	1,942	121.5750
Junio 07	3,387	121.721
Julio 07	-2,886	122.2380
Agosto 07	-4,131	122.7360
Sept 07	7,560	123.7670

NOTA 12 INFORMACION POR SEGMENTOS

Como se indica en la Nota 1, la actividad principal de Hilasal Mexicana, SA.B. de C.V. es la fabricación, compra y venta de toallas y productos similares y el 100% de sus ingresos los obtiene de dicho segmento.

Las ventas de la compañía durante el 3er trimestre del ejercicio 2007, se realizaron en un 62 % al mercado nacional y en un 38 % al mercado de exportación. Las ventas de exportación fueron realizadas en su totalidad a los Estados Unidos de Norteamérica

Los productos de la compañía se comercializan fundamentalmente a través de un alto número de clientes, tales como tiendas departamentales y detallistas, sin que exista concentración en algún cliente en particular.

NOTA 13 RESERVA DE INCOBRABILIDAD

La política señala la aplicación a resultados en forma proporcional a los días vencidos de conformidad con la siguiente tabla:

Cuentas con vencimiento de 61 a 90 días 25% de aplicación a resultados
Cuentas con vencimiento de 91 a 180 días 25% de aplicación a resultados
Cuentas con vencimiento de 181 a 269 días 25% de aplicación a resultados
Cuentas con vencimiento de 270 días en adelante 15 % de aplicación a resultados

Actualmente el importe de la Reserva por Incobrabilidad asciende a $ 1,607 mdp

NOTA 14

Los Estados Financieros de Hilasal Mexicana S.A.B. de C.V. correspondientes al 3er Trimestre 2007 fueron aprobados por el Consejo de Administración en sesión celebrada el 16 de Octubre de 2007

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 3 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

NOT CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 3 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

NOT CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL				0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BANCOMEXT	NOT	29/09/2006	17/03/2011	6.98							0	0	0	0	10,920	0
BANCOMEXT	NOT	29/09/2006	17/03/2011	6.98							0	0	0	0	10,920	0
BANCOMEXT	NOT	29/09/2006	17/03/2011	6.94							0	0	0	0	10,920	0
BANCOMEXT	NOT	29/09/2006	17/03/2011	6.92							0	0	0	0	10,920	0
BANCOMEXT	NOT	29/09/2006	17/03/2011	6.94							0	0	0	0	10,920	0
SECURED																
GE CAPITAL	NOT	07/12/2004	01/01/2012	7.86							0	9,726	10,216	10,730	11,270	28,785
GE CAPITAL	NOT	07/12/2004	01/01/2012	7.86							0	1,541	1,618	1,700	1,785	4,559
GE CAPITAL	NOT	07/12/2004	01/01/2012	7.86							0	310	325	341	358	915
BBVA BANCOMER	NOT	15/04/2006	15/04/2009	7.36							0	1,389	1,042	0	0	0
BBVA BANCOMER	NOT	22/12/2006	22/12/2009	7.97							0	3,971	3,971	993	0	0
BBVA BANCOMER	NOT	22/06/2007	22/06/2008	6.64							0	10,920	0	0	0	0
BBVA BANCOMER	NOT	22/06/2007	22/06/2008	7.33							0	14,196	0	0	0	0
COMMERCIAL BANKS																
OTHER																
BANCO DEL BAJIO	NOT	15/06/2006	03/10/2007	6.66							0	10,920	0	0	0	0
HSBC	NOT	03/08/2004	03/08/2007	8.04							0	7,644	0	0	0	0
SANTANDER	NOT	01/03/2007	01/03/2008	7.27							0	3,420	0	0	0	0
BANAMEX	NOT	10/04/2007	29/02/2008	7.18							0	8,704	0	0	0	0
TOTAL BANKS					0	0	0	0	0	0	0	72,741	17,172	13,764	68,013	34,259

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 3 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
VARIOS	NOT APPLIED				0	17,742	0	0	0	0						
VARIOS	YES										0	22,502	0	0	0	0
	NOT										0	0	0	0	0	0
TOTAL SUPPLIERS					0	17,742	0	0	0	0	0	22,502	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
VARIOS	NOT APPLIED				0	3,579	0	0	0	0						
VARIOS	NOT										0	7,846	0	0	0	0
TOTAL					0	3,579	0	0	0	0	0	7,846	0	0	0	0
TOTAL GENERAL					0	21,321	0	0	0	0	0	103,069	17,172	13,764	68,013	34,259

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

MONETARY FOREIGN CURRENCY POSITION

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	3,083	33,669	79	867	34,536
LIABILITIES POSITION	21,600	235,877	39	421	236,298
SHORT-TERM LIABILITIES POSITION	9,402	102,669	39	421	103,090
LONG-TERM LIABILITIES POSITION	12,198	133,208	0	0	133,208
NET BALANCE	(18,517)	(202,208)	40	446	(201,762)

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

RESULT FROM MONETARY POSITION

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	127,232	259,822	(132,589)	0.51	688
FEBRUARY	126,347	256,494	(130,147)	0.27	357
MARCH	125,472	257,107	(131,635)	0.22	288
APRIL	148,579	268,268	(119,689)	(0.06)	(72)
MAY	127,767	264,415	(136,648)	(0.49)	(678)
JUNE	132,991	269,085	(136,094)	0.12	166
JULY	153,053	271,558	(118,505)	0.42	510
AUGUST	151,711	273,440	(121,729)	0.41	499
SEPTEMBER	129,516	272,752	(143,236)	0.84	1,203
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	(99)
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					2,862

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	(99)

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 3 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

NOT CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	650	67.58
OFICINA MEXICO		0	0.00
		0	0.00

NOTES

CAPACIDAD EXPRESADA EN TONELADAS MENSUALES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 3 YEAR: 2007

HILASAL MEXICANA S A.B. DE C.V.

MAIN RAW MATERIALS

NOT CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
		ALGODON	CARGILL COTTON, DUNAVANT	NO	43.15
QUIMICOS	DEGUSSA,DISO SA, HUNTSMAN			NO	11.10
MATERIALES INDIRECTOS	DIVERSOS			SI	4.38

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
TOALLAS	2,252,235	196,215	55.0	LICENCIAS,	WAL MART,
	0	0	0.0	PRESTIGE, ELITE,	COMERCIAL MEXICANA,
	0	0	0.0	ELEGANCE, SAHARA	SAM'S CLUB
	0	0	0.0	BRIGHT SEASON	CHEDRAUI, GIGANTE
	0	0	0.0	ROYAL CROWN	COPPEL, CONTROL,
	0	0	0.0	CLASSIC, TRIBUTE	LIVERPOOL,
	0	0	0.0		EL PALACIO DE HIERRO
FOREIGN SALES					
TOALLAS	1,615,253	135,518	0.0	HILASAL Y LAS DE	JC PENNEY, MARMAXX,
	0	0	0.0	NUESTROS CLIENTES	MACY'S
	0	0	0.0		
TOTAL		331,733			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 3 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
TOALLAS	1,615,253	135,518	ESTADOS UNIDOS	HILASAL Y LAS DE	JC PENNEY, MARMAXX
	0	0		NUESTROS CLIENTES	,MACY'S
	0	0			
FOREIGN SUBSIDIARIES					

TOTAL	135,518	

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

NOT CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.3470	0	20,160,000	109,842,146	129,962,146	38,640,000	7,000	41,417
TOTAL			20,160,000	109,842,146	129,962,146	38,640,000	7,000	41,417

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 130,002,146

NOTES